OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

NEWCREST TERMINATES EXPLORATION FUNDING AGREEMENT ON MIRANDA’S HORSE MOUNTAIN PROJECT

Vancouver, BC, Canada – May 4, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the termination of its exploration funding agreement with Newcrest Resources Inc. (“Newcrest”) on the Horse Mountain project. Newcrest spent in excess of $900,000 on exploration on the project since May 28, 2008, and drilled a total of 18,240 ft (5560 m).

Miranda geologists believe additional drill gold targets exist at Horse Mountain.  One target area includes the structural high and deep oxidation of lower plate carbonate rocks in the vicinity of BHM-001, a core hole with 98 ft of 0.022 oz Au/t (29.9 m of 0.754 g Au/t) beginning at a depth of 926 ft (282 m).  A second target area exists where structure contours on the top of lower-plate carbonate rocks illustrate a northwest striking, northwest plunging anticline.  Strike extensions of the anticline project into undrilled areas where shallower lower-plate is inferred.

Horse Mountain is a sediment-hosted, disseminated gold project 11 miles (17.6 km) west of Barrick's Pipeline Mine complex, in north-central Nevada.  At surface, 139 lode claims cover a 2 square mile (5.2 sq. km.) cell of hydrothermal alteration and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the thrust, previous drilling intersected gold-bearing lower-plate carbonate rocks along a northeast-striking, structurally-high block (horst) in the Roberts Mountains Formation.  This formation is host to numerous world-class gold deposits along the Cortez and Carlin gold trends.  Geologic patterns typically associated with large, sediment-hosted gold systems are present at Horse Mountain  including: extensive zones of hydrothermal alteration and elevated metal values, deep oxidation to 1,500 ft (457 m), igneous dikes, anticlines, structural highs and hornfelsing.

Miranda wishes to thank Newcrest for their partnership and the data created through the 2008 exploration program.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Newcrest Resources Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with White Bear Resources Inc., Queensgate Resources Corporation, Piedmont Mining Company Inc., and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.